                       [RANDGOLD RESROUCES LOGO OMITTED]

                              N E W S R E L E A S E

                    DRAWDOWN STARTS ON LOULO PROJECT FINANCE

LONDON, 5 NOVEMBER 2004 (LSE: RRS) (NASDAQ: GOLD) - The drawdown of the US$60 million project finance for the development of Loulo is scheduled to start in the fourth quarter of this year as the development of the mine gains momentum.
Until now, Randgold Resources has been funding the work itself.

The loan, which is repayable between June 2006 and September 2009, was arranged by NM Rothschild & Sons and SG Corporate & Investment Banking, who have been joined in the facility by Absa Bank and HVB Group. Randgold Resources has long-standing relationships with these institutions: Rothschild, SG and HVB were also its financiers for the development of the Morila mine while Absa is its
African banker. (The Morila loan was repaid in full in June this year.)

Financial director Roger Williams said the repeat business with this international syndicate reflected the banks' confidence in Randgold Resources'
ability as well as the company's success in building productive long-term partnerships. He noted that the loan had been granted on very favourable terms because of these factors and the generally high level of interest in the project.

"Project financing is a long and painstaking process, but which also serves as a very good audit. In addition to our own external experts, the banks employed independent engineers to audit the technical assumptions and an independent group to audit the insurance arrangements. In addition, the banks' own mining experts review all the assumptions in the feasibility study. Consequently, we don't just get gearing - we also get additional assurance on our assumptions,"
Williams explained.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 779 771 9660
Investor & Media Relations - Kathy du Plessis +27 11 728 4701,
Cell: +27 (0) 83 266 5847, randgoldresources@dpapr.com
Website: www.randgoldresources.com
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DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form
20-F for the year ended 31 December 2003, which was filed with the Securities
Exchange Commission on 30 June 2004. Randgold Resources assumes no obligation to update information in this release. Cautionary Note to US Investors: The United
States Securities Exchange Commission (the `SEC') permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC.
Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as `proven and probable reserves'
for the purposes of the SEC's industry guide number 7.